United States securities and exchange commission logo





                             January 26, 2022

       Bruce Aitken
       Chief Financial Officer
       Gogoro Inc.
       11F, Building C
       No. 225, Section 2, Chang   an E. Rd.
       SongShan District, Taipei City 105
       Taiwan

                                                        Re: Gogoro Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed January 12,
2022
                                                            File No. 333-261181

       Dear Mr. Aitken:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-4 filed January 12, 2022

       Interests of Poema Globals Directors and Officers , page 11

   1.                                                   Your revised
disclosures in response to prior comment 15 relate only to "non-redeeming"
                                                        shareholders. Please
revise to address all shareholders.
   2. We note your revisions in response to prior comment 13. Please revise to disclose the value of the shares to
be acquired in the PIPE investment as well as the Sponsor Earn-In shares.
 Bruce Aitken
FirstName
Gogoro Inc.LastNameBruce Aitken
Comapany
January 26,NameGogoro
            2022       Inc.
January
Page 2 26, 2022 Page 2
FirstName LastName
Summary Unaudited Pro Forma Condensed Combined Financial Information and Comparative
Per Share Data, page 21

3. You disclose in footnote 3 on page 23 that the book value per share calculation is based on
         total shareholder   s equity including shares subject to possible
redemption divided by total
         shares outstanding. You also disclose in footnote 4 that book value per share equals total equity excluding shares subject to possible redemption divided by total shares outstanding. Please revise to reconcile this discrepancy. In addition, as we had previously
         requested, please provide us with your calculation of Poema   s
historical net tangible book
         value per share as of June 31, 2021 and December 30, 2020.
Although the audit report, page 53

4. We note your response to prior comment 25. Please expand to discuss the rules passed by the Commission on December 2, 2021 and whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Unaudited Interim Consolidated Financial Statements of Gogoro
Note 19 - Equity, page 59

5. We note your response to prior comment 55 and reissue in part. Please disclose either in
         Note 19    Equity    or Note 31    Significant Events after the
Reporting Period    the equity
         awards granted in September 2021, similar to the information provided within your response.

The Amended Gogoro Articles will provide that the courts of the Cayman Islands , page 71

6. We note your revisions added in response to prior comment 52. Please revise this risk factor so that it is consistent with your disclosure on page 267 and Annex B insofar as claims under the Securities Act are concerned. Please also add a separate risk factor discussing the risks related to Section 9.3 of Exhibit 4.7.
Risk Factors
"Poema Global identified a material weakness in its internal control over financial reporting.....",
page 80

7. We note your amended Post-Transaction Balance Sheet and Form 10-Q for the quarter ended September 30, 2021. Please tell us when you expect to file amended Forms 10-Q for the quarters ended March 31, 2021 and June 30, 2021.
Poema Global Public Shareholders who redeem their Public Shares, page 84

8. Please address the part of prior comment 64 that requested disclosure related to the value of the warrants at the minimum interim redemption levels. It appears the disclosure you added relates only to the maximum redemption level.
 Bruce Aitken
FirstName
Gogoro Inc.LastNameBruce Aitken
Comapany
January 26,NameGogoro
            2022       Inc.
January
Page 3 26, 2022 Page 3
FirstName LastName
Certain Unaudited Projected Financial Information, page 122

9. We note your revisions added in response to prior comment 31; however, it continues to be unclear how you determined the revenue projections included in the table. Please revise. For example, clarify how the projected battery swapping subscriber amounts were determined for future years, as disclosed in notes 2 and 3. Also revise to clarify how these figures resulted in the Hardware Revenue growth reflected in the table. Currently, your disclosure states only what revenues are "based on" and "estimated" or "expected" to be, but it is unclear how and why you "based" the projections on these amounts and how they resulted in the projected revenues you disclose. Provide quantified disclosure to the extent possible.
Certain Engagements . . .,, page 126

10. We note your revisions in response to prior comment 65. In addition to the amount and percentage of the deferred underwriting fee, also disclose the amount and percentage of the total underwriting fees under each of the redemption scenarios. Global Manufacturing, page 166

11.      Please disclose (i), (ii) and (iii) of your response to prior comment
35.
Unaudited Pro Forma Condensed Combined Financial Information, page 203

12. Tell us how you considered also presenting pro forma condensed combined financial information assuming intermediate redemption, similar to your disclosures on page 21.

13.      Refer to Note (E) on page 213. The adjustment does not appear to fully
reclassify Poema   s
         historical retained earnings to capital surplus. To the extent there are other adjustments included in the amount, please disclose and discuss each adjustment separately.
14. We note your response to prior comment 46 which appears to indicate that you recorded the difference between the fair value of Gogoro shares issued to Poema and the fair value of the net assets of Poema acquired both as listing expense and ordinary shares/capital surplus. While we note that based on the March 2013 IFRIC agenda decision, any excess of the transaction price over the fair value of the assets and liabilities of the listed shell company represents a cost for obtaining a listing, please cite the authoritative accounting literature in which you relied upon to also record the excess in ordinary shares/capital surplus.
Administrative Services Agreement, page 232

15. Please expand your revisions in response to prior comment 49 to clarify whether the two
         $90,000 figures you included represent the same fee or whether they involve different, separate fees. Also clarify if these fees have been paid and, if not, when you anticipate payment will occur.
 Bruce Aitken
Gogoro Inc.
January 26, 2022
Page 4
Taxation, page 233

16. We note your response to prior comment 50. A tax opinion is required where the tax consequences are so unusual or complex that investors would need to have the benefit of
      an expert   s opinion to understand the tax consequences in order to make an informed
      investment decision, even if "there are significant factual and legal uncertainties." In such circumstances, counsel is not required to opine definitively as to whether the transaction will or will not satisfy the requirements to be tax free. Instead, it is permissible to provide an opinion subject to uncertainty. Please revise accordingly.
Exhibits

17. Your response to prior comment 58 indicates that Exhibits 10.16 and 10.17 involve two loans dated January 6, 2021, while the disclosure on page 190 indicates there is only one loan. Please revise or advise.
18. We note Exhibit 10.12. Please revise your exhibit index to include the markings required by Item 601(b)(10)(iv) of Regulation S-K. Also revise the legend on the first page of that exhibit so it corresponds with the requirements of that item.
       You may contact SiSi Cheng at (202) 551-5004 or Kevin Stertzel at (202) 551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397
with any other questions.



                                                              Sincerely,
FirstName LastNameBruce Aitken
                                                              Division of
Corporation Finance
Comapany NameGogoro Inc.
                                                              Office of
Manufacturing
January 26, 2022 Page 4
cc:       Mark Baudler
FirstName LastName